October 17, 2011

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:  Puissant Industries, Inc. (the “Company”, “us” or “our”)
        Amendment 2 to Registration Statement on Form S-1
        File No. 333-174222

Dear Ms. Parker:

 Please find below, the responses  to the Commission’s Comment Letter dated October 13, 2011 regarding the above referenced Registration Statement.

Form S-1
Financial Statements for the Six Months Ended June 30, 2011 and 2010
General

SEC Comment 1.
Please ensure that all sets of your financial statements that were impacted by restatement are appropriately labeled as “Restated” throughout your filing.

Company Response to Comment 1
We have ensured our financial statements are appropriately labeled as Restated throughout our filing.

SEC Comment 2.
Please provide disclosure showing the impact of the restatement to your financial statements to your balance sheet as of June 30, 2011. Refer to FASB ASC 250-10-50-7.

Company Response to Comment 2
We have provided disclosure showing the impact of the restatement to our financial statements to your balance sheet as of June 30, 2011.

SEC Comment 3.
It does not appear that your disclosure provides information showing the impact of the restatement to your previously issued financial statements.

Company Response to Comment 3
We have revised our disclosure to provide information showing the impact of the restatement to our previously issued financial statements.

Should you have questions concerning our filing please contact our attorney, Brenda Hamilton at 561-416-8956.

Thank you

/s/ Mark Holbrook
Mark Holbrook